Filed by:  Kopp Funds, Inc.  Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Kopp Funds, Inc.

Investment Company Act File No.:  811-08267

November 15, 2006

Dear Fellow Shareholders,

Kopp Investment Advisors has entered into an agreement in principle to sell Kopp Funds, our retail mutual fund business, to American Century Investments. Assuming the requisite shareholder approval is obtained, the sale is scheduled to be completed in the first quarter of 2007. You should have received the applicable proxy voting materials in the mail.

American Century is a highly regarded investment manager that I believe shares many of the same investing, cultural and business values as Kopp Investment Advisors. The acquisition of the Kopp mutual funds by American Century should provide a number of benefits for Kopp shareholders including:

• A parent company focused primarily on the mutual fund business.

• Proven performance from a seasoned growth investor.

• Broader product choices and award winning services.

Upon completion of the transaction, the Kopp Emerging Growth Fund will be reorganized into the American Century New Opportunities II Fund and the Kopp Total Quality Management Fund will be reorganized into the American Century Equity Growth Fund.

In recent years, it has been increasingly difficult for small fund groups to thrive. Heightened regulatory and compliance burdens along with aggressive industry competition require the scale of a larger firm like American Century.

As an increasing share of industry assets move to the largest companies, many funds have determined that consolidation is in their shareholders’ best interest. At least eight fund groups have changed hands in 2006 alone. American Century Investments has been one of the consolidators.

We are proud to have had the opportunity to serve Kopp Funds since 1997. Going forward, Kopp Investment Advisors will focus exclusively on our private account management. Sally Anderson and I will lead the investment team and look forward to continuing to serve our private account clients.

Turning to the markets, we’ve seen headlines recently about the Dow Jones Industrial Average surpassing the highs achieved in early-2000, but that narrow gauge of 30 large-cap stocks doesn’t show the whole picture. The broader averages are still off their highs. The Standard & Poor’s 500-stock index is still 13% below its highest close in the previous bull market. And the NASDAQ Composite Index is 55% below its record high.

Investors need to remember, however, that the NASDAQ rose far higher at the peak than did the other indices, so when the pullback came, it fell further too. An article in the New York Times points out that “one reason the Dow may have recovered faster is that it had a shorter path to travel.” While the Dow only fell 38%, peak to trough, the S&P declined 49% and the NASDAQ plunged a whopping 78%.

Looking forward, we are optimistic due to two key drivers, liquidity and earnings. Liquidity is good, as cash on the sidelines remains plentiful–cash in investors’ pockets as well as cash on corporate balance sheets. Dividends and share buybacks are obviously the fastest and easiest ways for corporations to employ their cash for the benefit of shareholders, and those two categories have been running well above historic norms during a typical economic recovery. Bear, Stearns & Co. points out that M&A and capital expeditures, though increasing, have so far remained below the norm. Perhaps we are reaching a point at which this will change. Morgan Stanley’s new survey of CFOs points out that M&A activity has moved up the priority list for CFOs. In fact, it ranked #1 this year (up from #7 in 2005) as the most important planned use of corporate capital over the year ahead. Capital expenditures on new projects ranked #2. Accelerated spending in these areas would definitely benefit many of our stocks. In addition, earnings in recent quarters have generally surprised on the upside. While earnings growth is slowing somewhat, we believe analysts recognize that and estimates reflect that. Slower but steady growth can continue to be a driver.

For the year ended September 30, 2006, the Emerging Growth Fund saw the most benefit from investments in Software and also Wireless Systems and Components. For Software, product upgrade cycles, business investment, and some merger and acquisition activity were contributing factors. For Wireless, the most important factor was carrier investment in network upgrades. The Life Sciences area was the most challenging as the area in general was out of favor. The strategy of the Emerging Growth Fund is to focus on those areas of the economy and those individual companies that we believe have the potential for above average growth over a period of years. From quarter to quarter, areas may come in and out of favor with the market. We believe that over time, as the companies we invest in grow their businesses, the market will eventually recognize that growth and the stock prices will appreciate accordingly. The growth that the companies show, while primarily affected by the success of their products and strategies, will also depend on the general economy and, based on current holdings, on business investment in particular. We view the current outlook for business investment as favorable.

For the Total Quality Management Fund, the Consumer Discretionary and Materials sectors provided the greatest benefit relative to the benchmark while the Financial sector had relatively weaker performance. The strategy of the TQM fund is not based on a particular outlook for the economy. Instead, we believe that over time, companies with a Quality Advantage are likely to outlast, outpace and outperform their competitors. The strategy is based on holding investments chosen from a large number of industry groups using the advisor's proprietary Quality scoring system to select those companies viewed as the most effective at implementing and using Quality systems to gain a competitive advantage. It is our view that a portfolio of companies, each chosen for having the highest Quality score versus its industry peers, will provide a solid core for an investment portfolio across a wide range of economic and market conditions.

Sincerely,

Lee Kopp

President

Kopp Investment Advisors

It should not be assumed that either Fund’s stock selection or investment philosophy will be profitable or will equal past performance. Because of daily market fluctuations, current Fund performance may also be different from the performance described in this report. Small- and mid-cap stocks involve greater risks and volatility than those of larger, more established companies. Potential for profit entails possibility of loss.

This shareholder letter is for general information only and is not intended to provide specific advice or stock recommendations to any individual. It is also not a solicitation for the purchase or sale of any security or investment advisory service. The opinions in the letter are those of Kopp Investment Advisors, are subject to change without notice, and may not come to pass. Future investment decisions and commentary may be made under different economic, market, and industry conditions from those existing at the time the letter was written.

A stock market index is unmanaged and does not charge advisory fees, transactions costs, or other expenses incurred by a mutual fund. Any index will include a different degree of investment in individual securities, industries, or sectors from the Kopp Emerging Growth Fund or the Kopp Total Quality Management Fund. The mention of an index does not mean that the index is an appropriate benchmark for the Fund. Although the data in the letter has been obtained from sources believed reliable, Kopp Investment Advisors cannot guarantee the accuracy of such information.

This report is not authorized for distribution to prospective investors in either Fund unless preceded or accompanied by a prospectus. For more information on either Fund, including current performance and expenses, call 1-888-533-KOPP for a free prospectus. It describes the investment objectives, risks, charges, expenses, and other information. Read it carefully before you invest or send money. Each Fund should be used in a program of diversified investing and not as a complete investment program.

Important Disclosure Information

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative Equity Funds, Inc. have filed a proxy statement/prospectus and other relevant documents regarding the reorganization of the Kopp Funds with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND RELATED MATTERS. You may obtain these documents free of charge at the SEC website (www.sec.gov).

Kopp Funds are distributed by Centennial Lakes Capital, LLC, a member of the NASD and an affiliate of Kopp Investment Advisors, LLC and the Funds.